

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 6, 2014

<u>Via E-mail</u>
Cory D. Stewart
Executive Vice President and
Chief Accounting Officer
HomeStreet, Inc.
601 Union Street, Suite 2000
Seattle, Washington 98101

     Re: **HomeStreet, Inc.**
               Form 10-K for the Fiscal Year Ended December 31, 2013
               Filed March 17, 2014
               File No. 001-35424

Dear Mr. Stewart:

      We have completed our review of your filing. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filing and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Gus Rodriguez

                    Gus Rodriguez
                    Accounting Branch Chief